UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


                   Suite 600 - 200 Burrard Street, Vancouver,
                            British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   [_]                     No      [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:    May 5, 2003                       By:   /s/ KAREN L. DUNFEE
                                               ---------------------------------
                                                 Karen L. Dunfee
                                                 Corporate Secretary

 Teck Cominco Limited, 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 /
                      Tel. 604-687-1117 / Fax 604-687-6100


      SHAREHOLDER                                            [GRAPHIC OMITTED]
         REPORT                                           [LOGO - TECKCOMINCO]
                                                        ----------------------

1Q    INTERIM REPORT FOR THE THREE MONTHS ENDED MARCH 31, 2003

================================================================================


                       TECK COMINCO REPORTS FIRST QUARTER

                           NET EARNINGS OF $11 MILLION


HIGHLIGHTS FOR FIRST QUARTER

o First quarter net earnings were $11 million, or 6 cents per share, compared with $2 million or 1 cent per share in the first quarter of 2002. Earnings continued to be affected by low zinc prices, which averaged US$0.36 per pound in the first quarter. A weaker U.S. dollar, which averaged Cdn$1.51 in the quarter, also adversely affected operating results.

o Cash flow from operations before changes to non-cash working capital items was $51 million in the first quarter, compared with $39 million in the first quarter of 2002.

o On February 28, 2003, the company completed the closing of the transaction with Fording Inc., Westshore Terminals Income Fund, Sherritt International Corporation and Ontario Teachers' Pension Plan to form the new coal partnership. The company contributed $125 million and its metallurgical coal assets for a 35% interest in the partnership and is the managing partner. The company's interest in the partnership will increase by up to 5% if the partnership achieves certain specified operational and marketing synergies by March 31, 2007. In addition, the company invested $150 million for a 9.1% interest in the Fording Canadian Coal Trust which owns the remaining 65% of the partnership. Accordingly, the company's direct and indirect interest in the coal partnership is 41% with the potential of increasing to approximately 46%.

o The Bullmoose coal mine ceased operations at the end of the first quarter, after depletion of its coal reserves following almost twenty years of continuous production.

o At March 31, 2003, net debt (total debt less cash) excluding the Inco Exchangeable debentures was $1.08 billion or 30% of net debt plus equity, compared with $868 million or 26% of net debt plus equity at December 31, 2002.



--------------------------------------------------------------------------------

        Additional corporate information is available on the Internet at
                           http://www.teckcominco.com
                           --------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO FOR THE THREE MONTHS ENDED MARCH 31, 2003, AND IN CONJUNCTION WITH THE MANAGEMENT'S DISCUSSION AND ANALYSIS AND THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY CONTAINED IN THE COMPANY'S 2002 ANNUAL REPORT.

FINANCIAL SUMMARY

Unaudited net earnings in the first quarter were $11 million compared with net earnings of $2 million in the first quarter of 2002.

The main reason for the higher first quarter earnings compared to a year ago was higher copper, gold and coal prices, while the average zinc price remained the same as a year ago. Partially offsetting the higher prices was a weaker U.S. dollar, which averaged Cdn$1.51 in the quarter compared with Cdn$1.58 in the same period last year.

Operating profits in the first quarter are presented by major product and division in the table on page 17.

Cash flow from operations, before changes in non-cash working capital items, was $51 million in the first quarter compared with $39 million in the first quarter of 2002. The higher operating cash flow compared to a year ago was due to higher operating profits, offset by higher current taxes and foreign exchange losses on certain accounts receivables denominated in U.S. dollars.

At March 31, 2003, net debt (total debt less cash), excluding the Inco exchangeable debentures, was $1.08 billion or 30% of net debt plus equity, compared with $868 million or 26% of net debt plus equity at the end of 2002.

REVENUES

Production and sales volumes in the first quarter are presented in the tables on pages 18 and 19. Realized prices for major products of mine operations and the Canadian/U.S. dollar exchange rate are as follows:

                                                            FIRST QUARTER
                                                     ---------------------------
                                                                            %
                                                       2003     2002   Change

     ZINC (US$/pound)                                  0.36      0.36      --
     COPPER (US$/pound)                                0.77      0.71     +8%
     LEAD (US$/pound)                                  0.21      0.22     -5%
     GOLD (US$/ounce)                                   347       294    +18%
     COAL (US$/tonne)                                    44        41     +7%
     CANADIAN/U.S. EXCHANGE RATE  (US$1 = Cdn$)        1.51      1.58     -4%

Revenues from operations were $574 million in the first quarter compared with $501 million in the same period in 2002. Higher sales volumes at Trail and coal operations account for most of the increase of $73 million.


2    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

REVIEW OF OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                                   THREE MONTHS ENDED MARCH 31
                                                  ------------------------------
     100%                                               2003              2002
     ----
     Production  - Zinc (tonnes)                      71,200            72,500
                 - Lead (tonnes)                      22,900            23,300
                 - Silver (000's ozs)                  4,656             4,505
                 - Gold (000's ozs)                       26                42
     Sales  - Zinc (tonnes)                           68,700            66,400
            - Lead (tonnes)                           22,100            12,600
     Surplus power sold (GW.h)                         180.7             176.8
     Operating profit ($ millions)                        12                 4

Production of refined zinc and lead in the first quarter at the Trail smelter and refineries was similar to a year ago. The improved operating profit was due to higher zinc and lead sales, as well as improved power prices and cost reductions. The average realized power price was US$38 per MW.h in the first quarter compared with US$23 per MW.h in the first quarter of 2002.

CAJAMARQUILLA REFINERY (82%)

                                                   THREE MONTHS ENDED MARCH 31
                                                  ------------------------------
     100%                                                 2003             2002
     ----
     Production  - Zinc (tonnes)                        31,500           30,500
     Sales - Zinc (tonnes)                              31,500           26,900
     Operating profit ($ millions)                           5                4

Cajamarquilla continued to produce above its design capacity in the first quarter, with production of 31,500 tonnes of refined zinc compared with the design rate of 30,000 tonnes. Operating profit in the first quarter was higher than a year ago due mainly to higher sales volume.

RED DOG MINE (100%)

                                                    THREE MONTHS ENDED MARCH 31
                                                  ------------------------------
     100%                                                 2003             2002
     ----
     Tonnes milled (000's)                                 807              794
     Zinc grade (%)                                       21.2             21.2
     Zinc recovery (%)                                    84.3             84.0
     Production - Zinc in concentrate (tonnes)         144,000          141,700
     Sales - Zinc in concentrate (tonnes)              147,200          128,800
     Operating profit (loss) ($ millions)                   (6)              (3)

Higher mill throughput and recovery rates resulted in slightly higher zinc production compared with the same period a year ago. The higher operating loss was due to a lower realized zinc price, which was one-third of a cent per pound lower compared with a year ago, and higher depreciation and amortization charges relating to the mill optimization project completed in early 2002.



3    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

ANTAMINA MINE (22.5%)

                                                   THREE MONTHS ENDED MARCH 31
                                                  ------------------------------
     100%                                                 2003            2002
     ----
     Tonnes milled (000's)                               6,424           6,308
     Copper grade (%)                                     1.32            1.30
     Zinc grade (%)                                       1.54            1.44
     Copper recovery (%)                                 90.52           85.52
     Zinc recovery (%)                                   82.51           81.10
     Production - Copper in concentrate (tonnes)        72,500          77,200
     Production - Zinc in concentrate (tonnes)          71,600          65,700
     Sales - Copper in concentrate (tonnes)             68,900          88,600
     Sales - Zinc in concentrate (tonnes)               53,900          80,500
     Equity earnings from the company's
        22.5% investment ($ millions)                        6               4

A higher mill throughput tonnage, and higher copper ore grades and recovery rates in the first quarter, resulted in higher copper production from the mill in the first quarter of 2003. Reported copper production of 72,500 tonnes, which is based on copper concentrate filtered at the port, is lower than a year ago due to an increase of unfiltered concentrate.

Both copper and zinc concentrate sales were lower in the first quarter than a year ago, due mainly to the timing of shipments. With higher copper prices, equity earnings in the first quarter were $6 million compared with $4 million in the first quarter of 2002.

Completion as defined in the project debt agreement is expected to be achieved in the second quarter, when all required certificates are expected to be received. The company continues to account for its investment in the mine on an equity basis until the mine achieves completion, at which time the investment will be accounted for on a proportionate consolidation basis.

HIGHLAND VALLEY COPPER MINE (63.9%)

                                                    THREE MONTHS ENDED MARCH 31
                                                  ------------------------------
     100%                                                 2003             2002
     ----
     Tonnes milled (000's)                              11,602           11,778
     Copper grade (%)                                     0.40             0.42
     Copper recovery (%)                                 87.30            89.20
     Production - Copper in concentrate (tonnes)        40,700           43,900
     Sales - Copper in concentrate (tonnes)             31,100           35,600
     Company's 63.9% share of operating profit
         ($ millions)                                        8                5

Lower ore grades and recovery rates resulted in first quarter copper production being 7% lower than a year ago. Operating profit of $8 million was higher compared with the profit of $5 million a year ago, mainly due to higher copper and molybdenum prices.


4    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

HEMLO MINES (50%)


     WILLIAMS                                       THREE MONTHS ENDED MARCH 31
                                                  ------------------------------
     100%                                                 2003             2002
     ----
     Tonnes milled (000's)                                 720              737
     Grade (g/tonne)                                      4.79             3.88
     Mill recovery (%)                                   94.97            93.45
     Gold production (000's ozs)                           105               86
     Company's 50% share of operating profit
          (loss) ($ millions)                                5               (2)


     DAVID BELL
     100%
     ----
     Tonnes milled (000's)                                 105              117
     Grade (g/tonne)                                      9.79            10.24
     Mill recovery (%)                                   94.95            93.47
     Gold production (000's ozs)                            31               36
     Company's 50% share of operating profit
          ($ millions)                                       1                1

Gold production at the Williams mine was 22% higher in the first quarter compared to a year ago due mainly to a higher ore grade. Combined operating profits from the two mines of $6 million were a significant improvement from the net loss of $1 million in the first quarter of last year, as result of higher gold prices, as well as the higher production.

The construction of the paste-backfill system at the Williams mine is on schedule and expected to be fully operational in the second quarter. On completion, the new backfill system is expected to further improve ground stability and underground mining efficiency.

The average cash operating cost for the Hemlo operations was US$231 per ounce in the first quarter compared with US$254 per ounce a year ago.

COAL PARTNERSHIP (35%)

                                                      ONE MONTH ENDED MARCH 31
                                                  ------------------------------
     100%                                                2003             2002
     ----
     Coal production (000's tonnes)                     1,933               --
     Coal sales (000's tonnes)                          1,889               --
     Average sale price (US$/tonne)                        44               --
     Average sale price (Cdn$/tonne)                       65               --
     Cost of coal sales (Cdn$/tonne)                       53               --
     Company's 35% share of operating profit
           ($ millions)                                     8               --

The new coal partnership was formed on February 28, 2003 and operating results in the first quarter included one month of operation in March. The company accounts for its 35% interest in the new coal partnership on a proportionate consolidation basis.


5    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

ELKVIEW MINE (100%)

                                                       TWO MONTHS  THREE MONTHS
                                                            ENDED         ENDED
                                                      FEBRUARY 28      MARCH 31
                                                  ---------------- -------------
     100%                                                    2003          2002
     ----
     Waste mined (000's bcm)                                7,348        10,355
     Raw coal mined (000's tonnes)                          1,308         2,017
     Strip ratio                                              8.9           8.4
     Plant yield (%)                                         68.6          69.9
     Coal production (000's tonnes)                           824         1,233
     Coal sales (000's tonnes)                                967         1,223
     Operating profit ($ millions)                             14            17

Coal production of 824,000 tonnes of coal in the first two months of the year was below planned production due to a one-week maintenance shutdown in January. Operating profit was $14 million in the first two months on shipments of 967,000 tonnes of coal, with higher coal prices compared with a year ago.

BULLMOOSE MINE (61%)

                                                     THREE MONTHS ENDED MARCH 31
                                                  ------------------------------
     100%                                                 2003              2002
     ----
     Waste mined (000's tonnes)                          2,400             6,422
     Raw coal mined (000's tonnes)                         582               690
     Strip ratio                                           1.9               5.0
     Plant yield (%)                                      80.5              81.4
     Coal production (000's tonnes)                        479               495
     Coal sales (000's tonnes)                             875               495
     Company's 61% share of operating profit
           ($ millions)                                      4                 5

Bullmoose produced coal for the last quarter and shut down its operations in early April. Additional sales were recorded in the quarter as a result of spot sales of coal in excess of tonnage under the long-term contract. The profit of $3.4 million related to the spot sales was mostly offset by a revaluation of the coal inventory to a lower U.S. dollar exchange rate and additional port charges.

OTHER EXPENSES

General, administration and marketing expense of $14 million was the same as in the first quarter of 2002.

Interest expense of $16 million in the first quarter was $2 million lower than a year ago mainly as a result of lower interest rates.

Exploration expense of $6 million and research and development expense of $5 million were at similar levels to the first quarter of 2002.

Included in the net amount of $2 million of other expense was a foreign exchange loss of $6 million, partially offset by a gain on sale of marketable securities and investment income.

The company records the cash distribution received on its investment in 4.3 million units of the Fording Canadian Coal Trust as investment income, except for amounts in excess of earnings reported by the trust which will be recorded as a reduction to investment cost. The portions of the cash distributions in the first two quarters of 2003 that are designated as special distributions are also recorded as reductions to investment cost. The income portion of $0.26 per unit totalling $1.1 million was included in investment income in the first quarter.


6    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $51 million in the first quarter compared with $39 million a year ago. Non-cash working capital items increased by $24 million in the first quarter. In addition to an increase in inventories, there was a reduction in interest payable relating to semi-annual interest payments paid in March. Non-cash working capital is expected to reduce for the balance of the year, with the closure of the Bullmoose mine and a corresponding reduction in coal inventory.

Capital expenditures on property, plant and equipment in the first quarter amounted to $29 million, including a $9.6 million final settlement relating to the acquisition of a 25% interest in the San Nicolas property in 2000.

On February 28, the company drew down on its revolving loan facility for $255 million (US$168 million) to finance the acquisition of the 35% interest in the coal partnership and a 9.1% interest in the Fording Canadian Coal Trust.

During the first quarter, there was a repayment of long-term debt of $34 million. As well, long-term debt was reduced by $77 million as a result of the restatement of U.S. dollar debts at the exchange rate of Cdn$1.47 at March 31, 2003.

At March 31, 2003, net debt (total debt less cash), excluding the Inco Exchangeable debentures, was $1.08 billion or 30% of net debt plus equity, compared with $868 million or 26% of net debt plus equity at the end of 2002.

At March 31, 2003 the company had bank credit facilities aggregating $889 million in total commitments, 90% of which mature in 2005 and beyond. Unused credit lines under these facilities amounted to $564 million.

CORPORATE DEVELOPMENT

On February 28, 2003, the company completed the transaction with Fording Inc., Westshore Terminals Income Fund, Sherritt International Corporation and Ontario Teachers Pension Plan Board to form a new coal partnership by combining the metallurgical coal assets of Teck Cominco, Fording and Luscar Energy Partnership. Teck Cominco contributed $125 million and its metallurgical coal assets, including the Elkview mine, for a 35% interest in the partnership and is the managing partner. Teck Cominco's interest in the partnership will increase by up to 5% if the partnership achieves certain specified operating synergies by March 31, 2007. In addition, the company invested $150 million for a 9.1% interest in the Fording Canadian Coal Trust which owns the remaining 65% of the partnership. Accordingly, the company's direct and indirect interest in the coal partnership is 41% with the potential of increasing to approximately 46%. The new coal partnership is the world's second largest producer of seaborne metallurgical coal with 25 million tonnes of annual capacity. A new integrated mining plan is being developed to maximize operational synergies. Announcements have been made to close the Luscar mine by April 2004, and to reduce Line Creek mine's annual production to strengthen the competitive position of the coal partnership.

Construction of the Pend Oreille mine in Washington State is progressing well. Production start-up is scheduled in the first quarter of 2004. Capital expenditures are estimated to be US$34 million in 2003, with total project costs remaining on plan at US$74 million.

At the Pogo gold project in Alaska, a significant milestone was achieved when the Draft Environmental Impact Statement was issued by the EPA on March 13, 2003. This started the sixty-day public comment period during which time public meetings will be held. Following the public comment period, the final EIS, which will address the issues raised by the public, will be prepared. Final permits for construction and development are expected to be issued in the fourth quarter. An update to the project feasibility study is being completed, with possible additional changes depending on permitting requirements.


7    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

OUTLOOK

There are no significant changes to operating and production plans at the company's operations for the balance of 2003, with the exception of the company's coal business. The company's share of coal production and sales, through its ownership in the new coal partnership (35%) and the Fording Canadian Coal Trust (9.1%), should increase from prior periods.

The company's earnings and cash flow are especially sensitive to zinc, copper, gold and coal prices. During the first quarter, zinc, copper and gold prices moved higher in January and February, but declined significantly in March. At March 31, 2003, zinc was US$0.345 per pound, copper was US$0.72 per pound and gold was US$335 per ounce. The negotiations on the coal price for the coal year commencing on April 1 are being finalized, and a reduction of approximately US$2 per tonne is expected.

The weaker U.S. dollar is expected to have a negative effect on the company's earnings. The impact will be mitigated by the company's hedge position on the U.S. dollar exchange rate. The outstanding hedging positions are summarized in the notes to the financial statements.

The company's capital expenditures for the balance of 2003 are expected to be approximately $160 million, including $46 million at Pend Oreille, $37 million at Trail, $30 million at Red Dog, and the company's 35% share of capital expenditures in the new coal partnership estimated to be $11million.

The mining business is subject to a number of risk factors, including operational risks, environmental risks and political risks. These risks are discussed in more detail in the Annual Information Form of the company.

CAUTION ON FORWARD-LOOKING INFORMATION

This report contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption "Cautionary Statement Concerning Forward-Looking Information" in the company's Annual Information Form.

WEBCAST

A replay of the Investor Conference Call held Tuesday, April 22, 2003 to discuss the company's Q1/2003 financial results is available, together with supporting presentation slides, at the company's website at WWW.TECKCOMINCO.COM. The replay is also available on the Webcast Calendar at WWW.NEWSWIRE.CA or the Archives page at WWW.Q1234.COM.

                                             On behalf of the Board,

                                             "David A. Thompson"

Vancouver, B.C.                              David A. Thompson
April 22, 2003                               Deputy Chairman and CEO




8    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
--------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED
                                                                MARCH 31
(in millions of dollars)                                  2003             2002
--------------------------------------------------------------------------------

REVENUES                                                 $ 574            $ 501
COST OF OPERATIONS                                        (476)            (420)
DEPRECIATION AND AMORTIZATION                              (46)             (47)
--------------------------------------------------------------------------------
OPERATING PROFIT                                            52               34

OTHER EXPENSES
     General, administration and marketing                 (14)             (14)
     Interest on long-term debt                            (16)             (18)
     Exploration                                            (6)              (6)
     Research and development                               (5)              (4)
     Other income (expense) (Note 3)                        (2)               1

--------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE THE FOLLOWING                         9               (7)

INCOME AND RESOURCE TAXES                                   (4)               5
EQUITY EARNINGS FROM ANTAMINA (Note 6)                       6                4

--------------------------------------------------------------------------------
NET EARNINGS                                            $   11          $     2
================================================================================

BASIC EARNINGS PER SHARE                                 $0.06            $0.01
DILUTED EARNINGS PER SHARE                               $0.06            $0.00
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)  184,542          184,496
SHARES OUTSTANDING AT END OF PERIOD (000'S)            184,554          184,533



9    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
--------------------------------------------------------------------------------
                                                          THREE MONTHS ENDED
                                                               MARCH 31
(in millions of dollars)                                 2003             2002
--------------------------------------------------------------------------------

OPERATING ACTIVITIES
     Net earnings                                      $   11           $    2
     Items not affecting cash:
        Depreciation and amortization                      46               47
        Future income and resource taxes                   (2)              (7)
        Equity earnings                                    (6)              (4)
        Other                                               2                1
     ---------------------------------------------------------------------------
                                                           51               39
     Net change in non-cash working capital items         (24)              (2)
--------------------------------------------------------------------------------
                                                           27               37

FINANCING ACTIVITIES
     Short-term loans                                      --              (31)
     Increase in long-term debt                           255               27
     Repayment of long-term debt                          (34)             (10)
     Reduction of long-term liabilities                    (7)              --
     ---------------------------------------------------------------------------

                                                          214              (14)

INVESTING ACTIVITIES
     Investment in coal partnership and income trust     (266)              --
     Property, plant and equipment                        (29)             (40)
     Investments                                           (2)              (2)
     Proceeds from sale of assets                           2                3
--------------------------------------------------------------------------------

                                                         (295)             (39)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                    (5)              --

--------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                               (59)             (16)

CASH AT BEGINNING OF PERIOD                                91              101

--------------------------------------------------------------------------------
CASH AT END OF PERIOD                                  $   32           $   85
================================================================================


10    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
--------------------------------------------------------------------------------
                                                      MARCH 31      DECEMBER 31
(in millions of dollars)                                  2003             2002
--------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
     Cash and short-term investments                        32           $    91
     Accounts and settlements receivable                   232               235
     Production inventories                                544               495
     Supplies and prepaid expenses                         128               134
     ---------------------------------------------------------------------------
                                                           936               955

INVESTMENTS                                                549               414

PROPERTY, PLANT AND EQUIPMENT                            3,405             3,393

OTHER ASSETS                                               223               196

--------------------------------------------------------------------------------
                                                        $5,113            $4,958
--------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Accounts payable and accrued liabilities              291           $   294
     Current portion of long-term debt (Note 6)             21                26
     ---------------------------------------------------------------------------
                                                           312               320

LONG-TERM DEBT (Note 6)                                  1,090               933
OTHER LIABILITIES                                          413               351
FUTURE INCOME AND RESOURCE TAXES                           551               556
DEBENTURES EXCHANGEABLE FOR INCO SHARES                    248               248
MINORITY INTERESTS                                          28                30
SHAREHOLDERS' EQUITY                                     2,471             2,520

--------------------------------------------------------------------------------
                                                        $5,113            $4,958
================================================================================



11    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
--------------------------------------------------------------------------------
                                                              THREE MONTHS ENDED
                                                                   MARCH 31
(in millions of dollars)                                      2003         2002
--------------------------------------------------------------------------------

BALANCE AT BEGINNING OF PERIOD AS PREVIOUSLY REPORTED         $472         $502
Adjustment on adoption of new accounting standard for
     foreign currency translation (Note 1(b))                   --          (20)
--------------------------------------------------------------------------------

BALANCE AT BEGINNING OF PERIOD AS RESTATED                     472          482
Net earnings                                                    11            2
Interest on exchangeable debentures, net of tax                 (1)          (1)

--------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                      $482         $483
================================================================================



12    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

     (a) Interim financial statements

         These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.

     (b) Foreign exchange translation

         Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses on long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. The company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange loss on long-term debt as at December 31, 2001.


2.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                              THREE MONTHS ENDED
                                                                    MARCH 31
     (in millions of dollars)                                 2003         2002
     ---------------------------------------------------------------------------

     Interest paid                                            $ 28         $ 16
     Income and resource taxes paid                           $  7         $ 22


3.   OTHER INCOME (EXPENSE)

                                                              THREE MONTHS ENDED
                                                                    MARCH 31
     (in millions of dollars)                                 2003         2002
     ---------------------------------------------------------------------------

     Gain on sale of investments                               $ 3          $ 2
     Income from Fording Canadian Coal Trust                     1           --
     Interest and investment income                              3            2
     Other income (expense)                                     (3)          (1)
     Foreign exchange losses                                    (6)          (2)

     ---------------------------------------------------------------------------
                                                               $(2)         $ 1
     ===========================================================================

4.   SHARE OPTIONS

     In the quarter ended March 31, 2003, the company granted to employees options to purchase 1,001,000 Class B Subordinate Voting Shares at the market price at that date of $12.00 per share. These share options have a term of six years and expire in 2009. At March 31, 2003, there were outstanding director and employee share options to purchase 9,020,000 shares (5.0% of issued share capital) at exercise prices ranging between $6.39 and $30.95 per share.

     The company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors as the exercise price is equal to the market price at the date of grant. Had the company


13    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

4.   SHARE OPTIONS, CONTINUED

     followed the fair value method of accounting, the company would have recorded a compensation expense of $2 million in respect of its employee and director share options. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

                                                           THREE MONTHS ENDED
                                                                MARCH 31
     (in millions of dollars)                            2003              2002
     ---------------------------------------------------------------------------

     Net earnings
         As reported                                      $11               $ 2
         Compensation expense                              (2)               (3)

     ---------------------------------------------------------------------------
     Pro forma net earnings (loss)                        $ 9               $(1)
     ===========================================================================

     Basic earnings per share
         As reported                                    $0.06            $ 0.01
         Pro forma                                      $0.05            $(0.01)
     Diluted earnings per share
         As reported                                    $0.06            $ 0.00
         Pro forma                                      $0.05            $(0.02)

         The average fair value of Class B subordinate voting share options was estimated as $2.47 per share option at the grant date using the Black-Scholes option-pricing model, based on the following assumptions:

                    Dividend yield                                     1.7%
                    Risk free interest rate (3.5 years)                3.85%
                    Expected life (based on recent experience)         3.5 years
                    Expected volatility                                25%


5.   HEDGE POSITION AT MARCH 31, 2003

                                                                                              2007 -              MARKET VALUE
                                               2003         2004        2005       2006       2009         TOTAL    GAIN (LOSS)
                                          -------------------------------------------------------------------------------------
                                                                                                                  (C$ millions)
       GOLD (000's ozs)
          Forward sales contracts                36           13          --         --         131          180           $(1)
          Average price (US$/oz)             US$357       US$350          --         --      US$350       US$351

          Forward sales contracts                75           48          48         32           7          210           $(1)
          Average price (C$/oz)               C$490        C$511       C$528      C$519       C$520        C$509

       US DOLLARS (millions)
          Forward sales contracts (note c)      190          185         138         33          --          546           $14
          Average exchange rate                1.55         1.54        1.51       1.60          --         1.54

       US DOLLARS (millions)
          Forward collars                       110          117          18         --          --          245           $13
          Average upper limit                  1.59         1.61        1.63         --          --         1.60
          Average lower limit                  1.54         1.56        1.59         --          --         1.55

       COPPER (million lbs)
          Forward sales contracts                 5           --          --         --          --            5           NIL
          Average price (US$/lb)            US$0.78           --          --         --          --      US$0.78



14    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

5.   HEDGE POSITION AT MARCH 31, 2003, CONTINUED

                                                                                              2007 -              MARKET VALUE
                                               2003         2004        2005       2006       2009         TOTAL    GAIN (LOSS)
                                          -------------------------------------------------------------------------------------
                                                                                                                  (C$ millions)
       ZINC (million lbs)
          Forward sales contracts                25           --          --         --          --           25            $1
          Average price (US$/lb)            US$0.37           --          --         --          --      US$0.37

       POWER (MW.h)
          Forward sales contracts            283,000          --          --         --          --      283,000           NIL
          Average price (US$/MW.h)             US$36          --          --         --          --        US$36

       INTEREST RATE SWAP

       PRINCIPAL AMOUNT        RATE SWAPPED      RATE OBTAINED          MATURITY DATE        UNREALIZED GAIN
       -----------------------------------------------------------------------------------------------------
       US$100 million          3.75%             LIBOR minus .96%       July 2006             Cdn$10 million
       US$50 million           7%                LIBOR plus 2.34%       September 2012         Cdn$1 million

       Notes:   a)   In addition to the above hedging commitments, the
                     company has forward purchase commitments on 178 million pounds of zinc averaging US$0.40 per pound maturing in 2003 to 2004, and 28 million pounds of lead averaging US$0.22 per pound maturing in 2003, to match fixed price sales commitments to customers.
                b)   Included in the gold hedge position are 242,000 ounces of
                     floating lease rate contracts having a built-in gold lease rate allowance of 2%. At March 31, 2003 the one-year lease rate was 0.50%.
                c)   Included in the U.S. dollar forward sales contracts of $546 million is the company's share of forward sales contracts held by the new coal partnership of US$461 million.


6.   INVESTMENT IN ANTAMINA

     The company accounts for its 22.5% investment in Compania Minera Antamina S.A. (CMA), the company holding the Antamina project, on an equity basis. In connection with the senior debt financing of the project the company has provided the lenders with a guarantee of its 22.5% share of the debt during the pre-completion period. The guarantee will be terminated when the project meets certain completion tests which are expected to be completed in the second quarter of 2003. At March 31, 2003 the senior project debt outstanding was US$1.18 billion, and is secured by the material assets and agreements of CMA as well as the company's shares in CMA. The company is responsible for and has guaranteed US$266 million.

     Upon the project meeting the completion tests as defined in the senior debt project financing agreement, certain voting restrictions on the company in relation to the management of CMA will be removed. The company will then account for the investment on a proportionate consolidation basis, reflecting its share of the assets and liabilities of CMA on its balance sheet including its share of the senior project debt, which would then be non-recourse.


7.   MARKETABLE INVESTMENT

     In the fourth quarter of 2002, the company wrote down the carrying value of its investment in Sons of Gwalia Limited from $86 million to $64 million. The market value of this investment at March 31, 2003 was $27 million. The company will continue to monitor this investment and will record an additional writedown if the diminution of value is considered to be permanent.


15    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------

8.   CONTINGENCY

     In October 1999, the Supreme Court of British Columbia dismissed a lawsuit brought against Cominco and the trustees of its pension funds. In the lawsuit, the plaintiffs claimed that a reorganization of pension plans in 1986 was improper and $78 million, based on the December 31, 1996 valuation (current value - $120 million), should be transferred back to the company's original pension plan from various successor plans. The Court held that the pensioners suffered no loss of benefits due to the transfers that occurred as a result of the restructuring of the plans. In January 2000, the plaintiffs appealed the decision. The appeal was heard by the British Columbia Court of Appeal from June 24 to June 26, 2002. The court reserved judgement on the appeal and it is not known when the court will render a decision.


9.   INVESTMENT IN COAL PARTNERSHIP AND FORDING TRUST

     On February 28, 2003, the company completed a transaction with Fording Inc. ("Fording"), Westshore Terminals Income Fund, Sherritt International Corporation and Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and the company. The company contributed its Elkview mine, with a net book value of $167 million, and $125 million in cash to obtain a 35% interest in the resulting coal partnership ("partnership"). This interest may be increased to 40% should the partnership meet certain earnings and efficiency targets by March 31, 2007. The company also paid $150 million for a 9.1% interest in the Fording Canadian Coal Trust ("FCCT"), formed by the reorganization of Fording into an income trust. FCCT owns the remainder of the partnership and other assets. Accordingly, the company's direct and indirect interest in the coal partnership is 41% with the potential of increasing to approximately 46%. The company has accounted for its 35% direct interest in the partnership on a proportionate consolidation basis. The 9.1% in FCCT has been accounted for as a long-term investment using the cost method.



16    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Segmented Operating Profit Summary
(Unaudited)
--------------------------------------------------------------------------------

                       FOR THE THREE MONTHS ENDED MARCH 31
-----------------------------------------------------------------------------------------------------
                                                                OPERATING           DEPRECIATION
                                          REVENUES            PROFIT (LOSS)       AND AMORTIZATION
                                      ------------------    -------------------   -------------------
($ IN MILLIONS)                          2003     2002          2003      2002        2003       2002
-----------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales)         $222     $185          $ 12        $4         $10       $11
   Cajamarquilla                           44       39             5         4           3         3
   Red Dog                                 83       82            (6)       (3)         15        12
   Polaris                                 16       21            --         1           1         3
   Inter-segment sales                    (25)     (22)           --         2          --        --
-----------------------------------------------------------------------------------------------------
                                          340      305            11         8          29        29

COPPER
   Highland Valley Copper                  48       48             8         5           6         8
   Louvicourt                               8        7             1        (1)          3         3
-----------------------------------------------------------------------------------------------------
                                           56       55             9         4           9        11

GOLD
   Williams                                28       19             5        (2)          4         3
   David Bell                               8        8             1         1           1         1
-----------------------------------------------------------------------------------------------------
                                           36       27             6        (1)          5         4

COAL
   Coal Partnership (note 1)               43       --             8        --           1        --
   Elkview (note 2)                        65       83            14        17           2         3
   Bullmoose                               32       20             4         5          --        --
-----------------------------------------------------------------------------------------------------
                                          140      103            26        22           3         3

OTHER                                       2       11            --         1          --        --

-----------------------------------------------------------------------------------------------------

TOTAL                                    $574     $501           $52      $ 34         $46       $47
=====================================================================================================

Notes:
1.   Results of the new coal partnership represent one month of operation.
2.   Elkview results include two months of operation.
3. Depreciation and amortization expenses are deducted in the calculation of operating profit.




17    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Production Statistics
--------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED
                                                                 MARCH 31
                                                     ---------------------------
                                                          2003             2002
--------------------------------------------------------------------------------

REFINED METALS

    ZINC - Tonnes
      Trail                                             71,200           72,500
      Cajamarquilla                                     31,500           30,500
      --------------------------------------------------------------------------
                                                       102,700          103,000

    LEAD - Tonnes
      Trail                                             22,900           23,300


MINE OPERATIONS

    ZINC - Tonnes
      Red Dog                                          144,000          141,700
      Antamina                                          16,100           14,800
      Polaris                                               --           28,300
      Louvicourt                                         1,100            1,200
      --------------------------------------------------------------------------
                                                       161,200          186,000

    COPPER - Tonnes
      Highland Valley                                   26,000           28,000
      Antamina                                          16,300           17,400
      Louvicourt                                         3,700            3,000
      --------------------------------------------------------------------------
                                                        46,000           48,400

    LEAD - Tonnes
      Red Dog                                           29,000           25,400
      Polaris                                               --            5,700
      --------------------------------------------------------------------------
                                                        29,000           31,100

    GOLD - Ounces
      Williams                                          52,662           42,975
      David Bell                                        15,691           18,005
      Other                                              3,644            4,106
      --------------------------------------------------------------------------
                                                        71,997           65,086

    COAL - Thousand Tonnes
      Coal Partnership                                     676               --
      Elkview                                              824            1,233
      Bullmoose                                            292              302
      --------------------------------------------------------------------------
                                                         1,792            1,535

Note: The above data refers to the company's share of production volume. Production of base metal mines refer to metals contained in concentrate.




18    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT

TECK COMINCO LIMITED
Sales Statistics
--------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED
                                                                MARCH 31
                                                     ---------------------------

                                                          2003              2002
--------------------------------------------------------------------------------

REFINED METALS

    ZINC - Tonnes
      Trail                                             68,700            66,400
      Cajamarquilla                                     31,500            26,900
      --------------------------------------------------------------------------
                                                       100,200            93,300

    LEAD - Tonnes
      Trail                                             22,100            12,600

SURPLUS POWER SALES

    Trail - MW.h                                       180,700           176,800

MINE OPERATIONS

    ZINC - Tonnes
      Red Dog                                          147,200           128,800
      Antamina                                          12,100            18,100
      Polaris                                           22,300            25,900
      Louvicourt                                         1,100             1,200
      --------------------------------------------------------------------------
                                                       182,700           174,000

    COPPER - Tonnes
      Highland Valley                                   19,900            22,800
      Antamina                                          15,500            19,900
      Louvicourt                                         3,700             3,000
      --------------------------------------------------------------------------
                                                        39,100            45,700

    LEAD - Tonnes
      Red Dog                                               --             9,400
      Polaris                                            5,600             7,400
      --------------------------------------------------------------------------
                                                         5,600            16,800

    GOLD - Ounces
      Williams                                          52,662            42,975
      David Bell                                        15,691            18,005
      Other                                              3,127             3,666
      --------------------------------------------------------------------------
                                                        71,480            64,646

    COAL - Thousand Tonnes
      Coal Partnership                                     661                --
      Elkview                                              967             1,223
      Bullmoose                                            533               302
      --------------------------------------------------------------------------
                                                         2,161             1,525

Note: The above data refers to the company's share of sales volumes. Sales of base metal mines refer to metals contained in concentrate.



19    TECK COMINCO LIMITED 2003 FIRST QUARTER REPORT